082-03116

GREAT QUEST METALS LTD.

[redacted]

08006121

November 24, 2008

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 24, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

November 24, 2008

Great Quest Receives Further Approvals for Tilemsi Phosphate Project

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce that the Malian Government issued its definitive letter dated November 21, 2008 declaring that the Company is the successful bidder for the Tilemsi Phosphate Project. The Company entered a bid and tender process with six other companies in which Great Quest scored 23 out of 30 points, with the next closest bidder receiving 10.

The award is conditional upon the Company coming to agreement with the Malian Government on the details of the purchase. The Malian Government is requiring that the Company have the purchase price of $1,500,000 available in its bank account pending negotiation of the details of the deal.

The Tilemsi project consists of three agricultural phosphate deposits, which, aligned from northwest to southeast, include the Tamaguilelt, Chanamaguel and Tin Hina. The Tamaguilelt is located 105 kilometres northeast of the town of Bouram which is on the east side of the Niger River, 95 km north of the regional centre of Gao. The project also includes a former producing plant in Bouram consisting of a pulverizer and 2 bagging devices along with ancillary equipment, a building housing the operation, 2 office buildings, sheds and storage buildings.

This important agricultural fertilizer project by Great Quest would make this division into a producing entity supporting a key sector of the Malian economy and supplying export markets. On completion of the purchase agreement, Great Quest intends to finance the reactivation of the Tilemsi phosphate plant and carry out exploration in order to upgrade the information on the present resource and known deposits to comply with NI 43-101.

More information on the project can be seen on the November 3, 2008 news release and on the Company's website in the Projects section.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President

END

For additional information please contact:

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838